EX-33.5
(logo) M&T Bank

1 Fountain Plaza, Buffalo, NY 14203
Lending Services Division



REPORT ON ASSESSMENT OF COMPLIANCE WITH
APPLICABLE REGULATION AB SERVICING CRITERIA



M&T Bank (the "Asserting Party") is responsible for assessing compliance as of December 31, 2007 and for the period from January 1, 2007 through December 31, 2007 (the "Reporting Period") with the servicing criteria set forth in Title 17,
Section 229.1122(d) of the Code of Federal Regulations, excluding sections 1122(d)(1)(iii), 1122(d)(3)(i,ii,iii,iv), 1122(d)(4)(i,ii,iii,xi,xv), which the
Asserting Party has concluded are applicable to the servicing activities it performs with respect to transactions covered by this report (the "Applicable Servicing Criteria"). The transactions covered by this report include (i) asset-backed securities transactions involving mortgage loans that were registered after January 1, 2006 with the Securities and Exchange Commission pursuant to the Securities Act of 1933, and (ii) mortgage loans where the Asserting Party has (a) acquired servicing rights, or (b) originated and sold mortgage loans and is contractually obligated to service the mortgage loans in accordance with Regulation AB (the "Platform").

The Asserting Party has assessed its compliance with the Applicable Servicing Criteria for the Reporting Period and has concluded that the Asserting Party has complied, in all material respects, with the Applicable Servicing Criteria for the Reporting Period with respect to the Platform taken as a whole.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued an attestation report on the assessment of compliance with the Applicable Servicing Criteria as of and for the Reporting Period ending December 31, 2007 as set forth in this assertion.

M&T Bank

By:

/s/ Michael J. Shryne
Michael J. Shryne
Senior Vice President


February 26, 2008